Exhibit 1

Westpac statement

29 July 2016

Westpac provides metrics for systemically important banks

While Westpac is not designated as a Global-Systemically Important Bank (G-SIB), the Australian major banks must now disclose certain metrics that are required to be reported by G-SIBs. This disclosure is required by Australian prudential standard APS330 (Attachment H).

These metrics are as at 30 September 2015 and are used to assess whether a bank is a G-SIB. Updated metrics will be provided annually around this time each year.

This table is available at https://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/.

For further enquiries, please contact: Sharon Rockwell Westpac Media Relations Mob: 0420 598 994	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Mob: 0438 284 863